SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Versant Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

925284309

(CUSIP NUMBER)

Andalusian Capital Partners, LP Two Greenwich Office Park, Suite 300 Greenwich, Connecticut 06831 Attention: Michael Reeber Telephone Number: (212) 485-7550 Fax: (203) 724-2040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

November 21, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 925284309	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andalusian Corporate Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,655
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,655
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 925284309	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andalusian Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 925284309	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andalusian Capital Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 925284309	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Reeber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 925284309	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harrison M. Wreschner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) to the Schedule 13D intially filed on May 24, 2011, as subsequently amended on September 22, 2011 (together, the “Schedule 13D”) relates to shares of Common Stock, no par value (the “Common Stock”), of Versant Corporation, a California corporation (the “Issuer”), and is being filed on behalf of (i) Andalusian Corporate Opportunities Master Fund, L.P., a Cayman Islands limited partnership (“Andalusian Master Fund”); (ii) Andalusian Capital Partners, LP, a Delaware limited partnership and investment manager of Andalusian Master Fund (“Andalusian Capital”); (iii) Andalusian Capital Partners GP, LLC, a Delaware limited liability company and general partner of Andalusian Capital (“Andalusian Capital GP”); (iv) Mr. Michael Reeber, a manager of Andalusian Capital GP (“Mr. Reeber”); and (v) Mr. Harrison M. Wreschner, a manager of Andalusian Capital GP (“Mr. Wreschner”). The persons mentioned in (i) – (v) above are referred to as the “Reporting Persons.” All shares of Common Stock reported in this Amendment are held by Andalusian Master Fund. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of the date hereof, the Reporting Persons have invested in Common Stock of the Issuer in the aggregate amount of: $1,277,577.10. Currently, all Common Stock of the Issuer as of the date hereof is held by Andalusian Master Fund. The above amount excludes any commissions incurred in making the investments. The source of these funds was the working capital of Andalusian Master Fund.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, (i) Andalusian Master Fund beneficially owns 99,655 shares of Common Stock of the Issuer, which represents 3.7% of the Issuer’s outstanding Common Stock, and (ii) Andalusian Capital, Andalusian Capital GP, Mr. Reeber and Mr. Wreschner beneficially own 99,655 shares of Common Stock of the Issuer held by Andalusian Master Fund, which represents 3.7% of the Issuer’s outstanding Common Stock. These percentage were calculated by dividing (i) the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of the date hereof, by (ii) 2,726,899 shares of Common Stock outstanding as of September 10, 2012, based upon the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on September 13, 2012.

(b) (i) Andalusian Master Fund has the sole power to vote and dispose of the 99,655 shares of Common Stock of the Issuer it holds directly; and (ii) Andalusian Capital, Andalusian Capital GP, Mr. Reeber and Mr. Wreschner have the shared power to vote and dispose of the 99,655 shares of Common Stock of the Issuer held by Andalusian Master Fund.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 99,655 shares of Common Stock held by Andalusian Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims beneficial ownership.

(c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Appendix 1 attached hereto and made a part hereof. The transactions in the Common Stock were effected in the open market, and the reported price per share excludes commissions.

(d) Not Applicable.

(e) As of November 21, 2012, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2012

ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.

By:	Andalusian Corporate Opportunities
GP, LLC, its general partner

By:	/s/ Michael Reeber
Name:	Michael Reeber
Title:	Manager

ANDALUSIAN CAPITAL PARTNERS, LP

By:	Andalusian Capital Partners GP, LLC,
General Partner

By:	/s/ Michael Reeber
Name:	Michael Reeber
Title:	Manager

ANDALUSIAN CAPITAL PARTNERS GP, LLC

By:	/s/ Michael Reeber
Name:	Michael Reeber
Title:	Manager

/s/ Michael Reeber
Michael Reeber

/s/ Harrison M. Wreschner
Harrison M. Wreschner

APPENDIX 1

Transaction Date	Reporting Person	Number of Shares Purchased/(Sold)	Price Per Share
9/25/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1262	$9.7499
9/26/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	1890	$9.7000
9/27/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(15000)	$10.0000
9/27/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(200)	$9.7750
9/28/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	4	$9.9000
10/04/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(2800)	$11.4300
11/06/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	500	$11.5000
11/21/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(46900)	$12.8315
11/23/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(6000)	$12.8183
11/26/2012	ANDALUSIAN CORPORATE OPPORTUNITIES MASTER FUND, L.P.	(10000)	$12.8200